Exhibit 2.2

LIMITED GUARANTEE

We refer to the Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, between Aon Corporation (“Aon”) and Warrior Acquisition Corp. (“Buyer”), pursuant to which Buyer intends to purchase from Aon, and Aon intends to sell to Buyer, Aon’s Warranty Business (as defined therein), on the terms and subject to the conditions set forth therein.  Capitalized terms used and not defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement.

In consideration of Aon’s execution and delivery of the Purchase Agreement, Onex Partners II LP, a Delaware limited partnership (“Parent”), hereby irrevocably and unconditionally guarantees to Aon that Parent will perform or satisfy, or cause Buyer to perform or satisfy, or cause any other affiliated or related entity or entities of Parent to perform or satisfy, each of the obligations owing by Buyer under the Purchase Agreement (i) at or prior to the Closing, including, without limitation, the obligations in Section 4.2 of the Purchase Agreement or (ii) pursuant to Section 4.5 of the Purchase Agreement (collectively, “Obligations”) if, as and when such Obligations become due, but in all cases subject to the satisfaction or waiver by Buyer at or prior to the Closing of each and every one of the conditions precedent set forth in Article IX of the Purchase Agreement.

This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against Parent to enforce this Limited Guarantee, irrespective of whether any action is brought against Buyer or whether Buyer is joined in any such action.

The liability of Parent under this Limited Guarantee shall, to the fullest extent permitted under applicable law, be absolute and unconditional irrespective of: (i) the value, genuineness, validity, regularity, illegality or enforceability of the Purchase Agreement or any other agreement or instrument referred to therein (including, without limitation, the Obligations or any part thereof), but only if unenforceability or illegality or deficiency in value, genuineness, validity or regularity results from or arises out of any action or inaction on the part of Buyer or is owing to any lack of corporate power or authority of Buyer and (ii) any release or discharge of any Obligation of Buyer contained in the Purchase Agreement resulting from any change in the corporate existence, structure or ownership of Buyer, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer or its assets.

Parent covenants and agrees that this Limited Guarantee shall continue in full force and effect notwithstanding any amendment or modification of the Purchase Agreement, or any document entered into in connection therewith, but only to the extent of the Obligations of Buyer under the Purchase Agreement, as so amended or modified.

Parent agrees that the obligations of Parent hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of Aon to assert any claim or demand or to enforce any right or remedy against the Buyer or any other Person interested in the transactions contemplated by the Purchase Agreement; (b) any change in the corporate existence, structure or ownership of Buyer; (c) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer; (d) the existence of any claim, set-off or other right which Parent may have at any time against the Buyer, whether in connection with any Obligation or otherwise, (e) the adequacy of any other means Parent may have of obtaining payment of any Obligation or (f) any other act or omission to act or delay of any kind by Aon or any other Person or any other circumstance which might, but for this paragraph, constitute a legal or equitable discharge of Parent’s obligations hereunder, except for termination as provided under the terms of this Limited Guarantee.

To the fullest extent permitted by law, Parent hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by Aon.  Parent waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of any Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligation and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, and all suretyship defenses generally.  Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Purchase Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

Parent hereby represents and warrants that: (i) Parent has available to it the financial capacity to pay and perform its obligations under this Limited Guarantee, (ii) all funds necessary for Parent to fulfill its obligations under this Limited Guarantee shall be available to Parent for so long as this Limited Guarantee shall remain in effect, (iii) as of the date hereof, Parent has approximately $3 billion of binding capital commitments, and (iv) this Limited Guarantee constitutes a legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (B) general equitable principles (whether considered in a proceeding in equity or at law).

Neither Parent nor Aon may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of Aon (in the case of an assignment by Parent) or Parent (in the case of an assignment by Aon).  This Limited Guarantee shall remain in full force and effect and shall be binding on Parent, its successors and assigns until the Obligations are satisfied in full in cash.  Notwithstanding the foregoing, this Limited Guarantee shall automatically terminate upon the earlier of (i) the final payment in cash, if any, pursuant to Section 4.5 of the Purchase Agreement, or (i) the first anniversary of the termination of the Purchase Agreement in accordance with its terms for any reason other than Buyer’s breach.  If at any time any payment in respect of the Obligations is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Buyer or otherwise, Parent’s obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or when sent by registered or certified mail or by private courier addressed as follows:

If to Parent, to:

c/o Onex Partners II, L.P.
712 Fifth Avenue
New York, New York  10019
Attention:  Robert M. LeBlanc
Telecopier:  (212) 528-0909

with copies to:

Kaye Scholer LLP
425 Park Avenue
New York, New York  10022
Attention:  Joel I. Greenberg
Telecopier:  (212) 836-8211

Onex Corporation
161 Bay Street
Toronto, Ontario, Canada M5J 2S1
Attention:  Andrea E. Daly
Telecopier:  (416) 362-5765

If to Aon, to:

Aon Corporation
Aon Center
200 East Randolph Street
Chicago, Illinois  60601
Attention:  Richard E. Barry
Facsimile:  (312) 381-6165

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois  60603
Attention:  Frederick C. Lowinger
                   Gary D. Gerstman
Telecopier:  (312) 853-7036

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Parent’s obligations pursuant to this Limited Guarantee are subject to all rights, claims, counterclaims, causes of action, defenses and remedies to which Parent or Buyer may be entitled.

This Limited Guarantee constitutes the entire agreement, and supersedes all prior agreements, understandings, and statements, both written or oral, between or among Aon and Parent or any of their affiliates with respect to its subject matter.  This Limited Guarantee shall be governed by and construed in accordance with the substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Dated: June 30, 2006	ONEX PARTNERS II LP,

By: Onex Partners II GP LP, its General Partner,

By: Onex Partners Manager LP, it Agent,

By: Onex Partners Manager GP Inc., its General Partner

	By:	/s/ Robert M. LeBlanc

Managing Director

	By:	/s/ Anthony Munk

Managing Director

Accepted and Agreed to:

Aon Corporation

By:	/s/ Richard E. Barry

Title: Vice President